Exhibit 12.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended September 30,

($ in thousands)	2013	2012	2011	2010	2009

FIXED CHARGES:
Interest Expense	$35,043	$36,174	$40,460	$39,217	$42,887
Amortization of Debt Premium, Discount and Expense	331	352	414	417	406
Interest Component of Rentals	1,707	1,360	1,267	1,101	1,239

Total Fixed Charges	$37,081	$37,886	$42,141	$40,735	$44,532

EARNINGS:
Net Income	$72,322	$110,046	$69,590	$102,349	$106,585
Add:
Income Taxes	44,197	71,747	55,786	67,081	66,018
Total Fixed Charges	37,081	37,886	42,141	40,735	44,532

Total Earnings	$153,600	$219,679	$167,517	$210,165	$217,135

Ratio of Earnings to Fixed Charges	4.1	5.8	4.0	5.2	4.9